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                                                                      EXHIBIT 99
                        [EAGLE FINANCE CORP. LETTERHEAD]


CONTACT:

ROBERT J. BRAASCH/HOWARD J. ADAMSKI          JOHN P. KEHOE/VAN NEGRIS
EAGLE FINANCE CORP.                          KEHOE, WHITE, SAVAGE & CO., INC.
(847) 855-7150                               (212) 888-1616

FOR IMMEDIATE RELEASE

              EAGLE FINANCE CORP. ANNOUNCES FIRST QUARTER RESULTS

Gurnee, IL - May 13, 1996 - Eagle Finance Corp. (NASDAQ:EFCW) today reported first quarter net income of $86,000, or $0.02 per common share, on a fully diluted basis compared to $1.2 million, or $0.29 per common share, earned in the first quarter of 1995.

The substantial decline in the first quarter net income, from the comparable period last year, is primarily due to the difference in the manner in which Eagle established reserves for credit losses during the two periods. During the three months ended March 31, 1996, Eagle did not allocate to nonrefundable acquisition discount any contract interest that would otherwise have been recorded as unearned finance charges. Eagle made such allocations of contract interest during the corresponding period of 1995. Eagle may allocate contract interest to nonrefundable acquisition discount for installment contracts purchased after March 31, 1996, although no assurance can be given as to whether such allocations will be made or, if they are, at what level.

Net interest income for the first quarter totaled $5.7 million, representing a 68% increase from the $3.4 million reported in the prior year period. The increase was due to higher earning asset levels, higher effective yields on earning assets and lower borrowing costs.

The provision for credit losses totaled $2.7 million for the three months ended March 31, 1996 as compared to a negative provision of $13,000 for the three months ended March 31, 1995. The significant increase was the result of the manner in which Eagle established its reserves for credit losses during the three months ended March 31, 1996 as compared to the corresponding period in 1995. The increase in the provision for credit losses replenished reserves by increasing the allowance for credit losses.

Other income, representing account servicing and insurance commissions, increased to $699,000 for the three months ended March 31, 1996 from $628,000 in the comparable 1995 period as a result of the increased amount of third-party finance receivables serviced by Eagle.

Total operating expenses increased 80% to $3.6 million for the three months ended March 31, 1996 from $2.0 million incurred in the similar period a year ago. Salaries and related costs increased 55% to $1.7 million for the three months ended March 31, 1996 from $1.1 million in

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EAGLE FINANCE CORP.
May 13, 1996
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the prior period, due primarily to Eagle's growth, as evidenced by increases in the amount of owned or serviced finance receivables, and a corresponding substantial increase in the number of employees, normal pay increases and increased benefits costs. Eagle's other operating expenses increased 80% to $1.8 million for the three months ended March 31, 1996 from $1.0 million in the comparable period in 1995, also due to Eagle's growth. Total operating expenses as a percentage of average net finance receivables owned or serviced increased to 7.86% for the three months ended March 31, 1996 as compared to 7.19% for the three months ended March 31, 1995.

At March 31, 1996, Eagle's overall level of reserves for credit losses was $18.1 million, or 13.3% of net owned finance receivables. Eagle's delinquencies at March 31, 1996, December 31, 1995 and March 31, 1995 were $10.3 million, $13.1 million and $8.4 million, respectively, or 7.6%, 9.0% and 9.3%, respectively, of net owned finance receivables. Delinquencies on net owned or serviced finance receivables at March 31, 1996 were 6.7%. The March, 1996 delinquency level represents Eagle's lowest delinquency level on owned or serviced finance receivables since its initial public offering in July, 1994.

Net finance receivables owned or serviced at March 31, 1996 were $179.3 million; net finance receivables owned $135.9 million at March 31, 1996.

Eagle Finance Corp. is a specialized financial services company which purchases and services installment contracts. Eagle finances the purchase of late model used automobiles for consumers who have limited access to traditional sources of consumer credit. Eagle is headquartered in Gurnee, Illinois and conducts its operations through three regionally centralized offices. As of March 31, 1996, Eagle had active relationships with approximately 380 automobile dealers located in sixteen states.

                                    - MORE -

                         -- FINANCIAL TABLES FOLLOW  --

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EAGLE FINANCE CORP.
May 13, 1996
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                               EAGLE FINANCE CORP.

                                FINANCIAL SUMMARY

               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                    (IN THOUSANDS, EXCEPT PER SHARE FIGURES)



                                                    Three months ended March 31,
                                                            (Unaudited)
                                                        1996           1995
                                                        ----           ----

Revenues ..........................................    $8,779         $5,476
Income before taxes ...............................    $  138         $2,026
Tax expense .......................................    $   52         $  786
Net income ........................................    $   86         $1,240
Earnings per common share (primary) ...............    $  .02         $  .30
Earnings per common share (fully diluted)..........    $  .02         $  .29
Weighted average number of common
  shares outstanding (primary) ....................     4,304          4,180
Weighted average number of common
  shares outstanding (fully diluted) ..............     4,304          4,254


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